

September 15, 2020

James P. Ulm, II
Chief Financial Officer
Callon Petroleum Company
2000 W. Sam Houston Parkway South
Suite 2000
Houston, Texas 77042

> **Re: Callon Petroleum Company**
> **Form 10-K for the Fiscal Year Ended December 31, 2019**
> **Filed February 28, 2020**
> **File No. 001-14039**

Dear Mr. Ulm:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2019

Business and Properties
Proved Oil and Gas Reserves, page 10

1. To the extent that you disclose material additions to your proved reserves, expand your disclosure to provide a general discussion of the technologies used to establish the appropriate level of certainty for your reserves estimates. Refer to Item 1202(a)(6) of Regulation S-K.

Proved Undeveloped Reserves, page 12

2. Your disclosure of net revisions of previous estimates in this section identifies multiple factors impacting your proved undeveloped reserves without indicating the specific amount attributable to each factor. For example, your discussion states, "We had net revisions of 23.0 MMBoe to PUDs in 2019. These revisions reflect the impact of well

spacing tests on certain PUD estimates and reclassifications of certain PUDs within our optimized development plans that were moved outside of the five-year development window as well as the adverse effect of pricing and other economic factors." Expand your disclosure to identify the specific amount attributable to each factor that resulted in changes to your PUDs. Any figures that are net of both positive and negative factors should be separately identified and quantified such that the material changes in each line item are fully quantified. Refer to Item 1203(b) of Regulation S-K.

Drilling Activiity, page 13

3. Explain your rationale for classifying the productive exploratory wells you drilled in each of the last three years. Refer to the definition of a productive well in Item 1205(b)(2) of Regulation S-K and the definitions of an exploratory well and an extension well in Rule 4-10(a)(13) and (a)(14) of Regulation S-X, respectively. To the extent that your exploratory wells do not meet the criteria for classification as productive exploratory wells, revise your disclosure accordingly.

Notes to Consolidated Financial Statements
Note 19-Supplemental Information on Oil and Natural Gas Operations (Unaudited)
Estimated Reserves, page 97

4. Revise your disclosure to explain the changes in your total proved reserves for each line item shown in the reconciliation, other than production, during each of the periods presented. Your revised disclosure should separately identify and quantify each factor, including offsetting factors, such that the change to each line item is fully explained.

   In particular, disclosure relating to revisions in previous estimates should indicate the extent to which changes were caused by economic factors, such as costs and commodity prices, well performance, uneconomic proved undeveloped locations, or the removal of proved undeveloped locations due to changes in a previously adopted development plan. Refer to FASB ASC 932-235-50-5.

5. The changes disclosed in total proved reserves attributed to extensions and discoveries appear to be significantly greater than the corresponding change in the proved undeveloped reserves, exceeding the quantities attributed to proved undeveloped by approximately 29%, 33% and 36%, for the periods ending December 31, 2019, 2018 and 2017, respectively. Expand your discussion of the changes in total proved reserves attributed to extensions and discoveries to explain the reason(s) for these differences. Refer to FASB ASC 932-235-50-5.

   We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   You may contact Sandra Wall, Petroleum Engineer, at (202) 551-4727 if you have any questions regarding the engineering comments. Please contact Ethan Horowitz, Branch Chief, at (202) 551-3311 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation